Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Sale of Moneris

TORONTO, August 10, 2026 – BMO Financial Group (TSX: BMO) (NYSE: BMO) announced today that together with Royal Bank of Canada, it has entered into an agreement for the sale of jointly-owned Moneris Solutions Corporation, a leader in Canadian commerce solutions, to Francisco Partners, a leading technology investment firm, for cash consideration of approximately $2.0 billion, of which BMO’s share is 50%. Concurrent with the closing of the transaction, BMO and RBC will enter into new exclusive, long-term referral arrangements with Moneris.

The transaction marks the next chapter for Moneris, positioning the business to accelerate its strategy and continue delivering value to Canadian businesses. Since its creation 25 years ago, Moneris has become one of Canada’s largest commerce solutions providers, helping businesses accept and manage payments at over 325,000 points of commerce. Moneris offers versatile payment options and integrated solutions customized for the Canadian market, allowing merchants to focus on running and growing their business.

Backed by a strong track record of investing in technology-enabled businesses, Francisco Partners has global experience in scaling financial technology companies and deep sector expertise in innovative Payments and Commerce offerings. Francisco Partners’ portfolio companies include industry leaders in embedded payments, omni-channel commerce gateways as well as electronic point-of-sale (POS) solutions.

With access to Francisco Partners’ global platform and ability to mobilize existing capabilities and future innovations for the Canadian market, Moneris will continue its commitment to Canadian businesses by bringing leading global capabilities and domestic specialties to further strengthen the Canadian commerce ecosystem.

BMO and RBC will maintain their long-standing relationships with Moneris through exclusive customer referral arrangements, helping to ensure new and existing business clients continue to receive the trusted support and leading global solutions from Moneris.

“For 25 years, Moneris has earned the trust of Canadian businesses by delivering secure, reliable and innovative payment solutions,” said Sharon Haward-Laird, Group Head, Canadian Commercial Banking & North American Integrated Solutions, and Co-Head Canadian Personal & Commercial Banking, BMO. “This next chapter will enable Moneris to build on that strong foundation while accelerating its strategy in a rapidly evolving payments landscape. Through our ongoing referral arrangements, clients will continue to benefit from the trusted support and solutions they rely on today.”

BMO expects to record a gain on closing of approximately $600 million after-tax ($620 million pre-tax), which will be recorded in Non-Interest Revenue in Corporate Services as an adjusting item. On a pro forma basis, the transaction is expected to improve the bank’s common equity Tier 1 (CET1) ratio by approximately 15 bps. The transaction is not expected to have a significant impact on the bank’s future run rate earnings.

The transaction is expected to close by the end of the first quarter of fiscal year 2027, subject to customary closing conditions, including receipt of required regulatory approvals.

BMO Capital Markets acted as financial advisor to BMO. Osler, Hoskin and Harcourt LLP acted as legal counsel to BMO.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of April 30, 2026. Serving clients for more than 200 years, BMO provides a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services across Canada, the United States, and select markets globally. BMO is innovating for business value, by deploying and integrating human, digital and artificial intelligence to personalize client experiences, augment teams, and automate its business responsibly. Driven by its purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

Caution Regarding Forward Looking Statements

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed transaction, the financial, operational and capital impact of the proposed transaction, our agreements with Moneris, our strategies or future actions, expectations for our financial condition and capital position, and include statements made by our management. Forward-looking statements are typically identified by words such as “expect” and “will” or negative or grammatical variations thereof.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed transaction, such as it improving BMO’s common equity Tier 1 capital ratio (CET 1 ratio), are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement; reputational risks and the reaction of BMO’s customers and employees to the transaction; diversion of management time on transaction-related issues; and those other factors discussed in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, as updated by BMO’s quarterly reports, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. These factors should be considered in addition to other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

Assumptions about BMO expected financial performance (including balance sheet, income statement and regulatory capital figures), consideration received, applicable taxes, estimated values of transaction-related assets and liabilities, expected closing date of the proposed transaction, transaction costs, and assumed accounting treatment were considered in estimating the impact of the transaction on BMO’s CET1 ratio.

Any third-party information contained in this press release is believed to be reasonable and reliable, but no representation or warranty is made by BMO as to accuracy of such information. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Media Contact:

Jeff Roman

jeff.roman@bmo.com, (416) 867-3996

Anke Suwanda

anke.suwanda@bmo.com, (416) 867-3996

Investor Relations Contact:

Christine Viau

Christine.viau@bmo.com

(416) 867-6958